

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2018

Lyndon Lea
Chief Executive Officer
Leo Holdings Corp.
21 Grosvenor Place
London, SW1X 7HF

> **Re: Leo Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 15, 2017**
> **CIK No. 0001725134**

Dear Mr. Lea:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Release of funds in trust account on closing of our initial business combination, page 22

2. Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

Limited payments to insiders, page 24

3. Please disclose the source of the funds to be used to make the identified payments to insiders, or provide a cross-reference to such disclosure.

Risk Factors, page 27

4. Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders' warrants, including that the decision to require a cashless exercise is solely within the company's discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

Election to Remain an Investor, page 93

5. Please expand the disclosure in the left column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Principal Shareholders, page 107

6. Please revise to identify the natural persons with voting and dispositive power over the ordinary shares held by Leo Investors Limited Partnership.

Certain Relationships and Related Transactions, page 110

7. Please disclose your policies and procedures for review, approval or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-9

8. You state that your management has determined that the company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the company until the earlier of the consummation of the proposed public offering or one year from the date of issuance of the financial statements. Please tell us and disclose whether the Sponsor has any agreement or obligation, either written or oral, to provide these funds to meet the working capital needs of the company.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products